SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MedImmune, Inc.

(Name of Subject Company)

MedImmune, Inc.

(Name of Persons Filing Statement)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

584699102

(CUSIP Number of Class of Securities)

David M. Mott
Chief Executive Officer, President and Vice Chairman of the Board
One MedImmune Way
Gaithersburg, Maryland, 20878
(301) 398-0000

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

Copies to:

Frederick W. Kanner
Chang-Do Gong
Dewey Ballantine LLP
1301 Avenue of the Americas
New York, New York 10019
(212) 259-8000

☑            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following press release was issued on April 23, 2007:

[NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM AUSTRALIA, CANADA OR JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION]

23rd April 2007

AstraZeneca to acquire MedImmune for $58 per share in a fully recommended, all-cash transaction with a total enterprise value of $15.2 billion

Acquisition delivers AstraZeneca biologics ambition faster

Creates a leading, fully-integrated biotechnology business within AstraZeneca with critical mass in research, development, regulatory and manufacturing with global sales reach

Significantly expands product pipeline by adding 45 projects including 2 late-stage products and a blockbuster marketed monoclonal antibody, Synagis

Summary

AstraZeneca PLC (“AstraZeneca”) today announced that it has entered into a definitive agreement to acquire MedImmune, Inc. (“MedImmune”), in an all-cash transaction. Under the terms of the agreement, which has unanimous MedImmune Board support, AstraZeneca will acquire all of the fully diluted shares of MedImmune common stock at a price of $58 per share, for a total consideration of approximately $15.6 billion (including approximately $340m net cash).

The acquisition of MedImmune significantly accelerates AstraZeneca’s biologics strategy. The combination of MedImmune with AstraZeneca’s wholly-owned subsidiary Cambridge Antibody Technology (“CAT”) will create a world-class, fully integrated biologics and vaccines business within the AstraZeneca Group with critical mass in research, development, regulatory, manufacturing and global sales and marketing reach.

MedImmune is a world-leading, profitable, biotechnology company with a record of proven success with revenue in 2006 of $1.3bn, profit before tax of $75m and gross assets of $3.0bn.

The acquisition extends AstraZeneca’s R&D science base to allow it to address novel drug targets through 3 key technological approaches: small molecules, biologics and, for the first time, vaccines.

Overall, the combination of MedImmune with AstraZeneca’s existing capabilities will be capable of delivering a greater number of new biologic products to bring benefit to patients in AstraZeneca’s prioritised disease areas.

The deal is expected to close in June 2007.

Highlights and acquisition benefits

R&D capability

•                                Expands and diversifies AstraZeneca’s science base by establishing an international platform capable of delivering a greater flow of new medicines in AstraZeneca’s prioritised disease areas, embracing small molecules, monoclonal antibodies, next generation biologics and vaccines

•                                Natural fit between CAT and MedImmune

•                                Complementary with existing AstraZeneca therapeutic area strengths in Oncology, Infection and Respiratory & Inflammation

•                                Provides entry into vaccines; through proprietary live attenuated vaccines capability

•                                Brings significant regulatory experience in making Biologics License Applications

•                                Enhanced biologics capability positions AstraZeneca as a more compelling licensing partner, improving AstraZeneca’s externalisation position

Manufacturing

•                                MedImmune is a leader in protein engineering and biologics manufacturing, with a production capacity of over 30,000L planned by 2010 and world leading cell line productivity levels. Through further modest investment, capacity could be increased to over 60,000L.  This would secure production requirements for the long-term and avoid the need for major near-term ‘green-field’ manufacturing investment by AstraZeneca to support its biologics strategy

Pipeline

•                                Adds 2 late-stage assets: the next generation follow-on to ‘Synagis’, ‘Numax’ and refrigerated formulation ‘FluMist’ with an anticipated US launch for 2007-2008 influenza season

•                                Increases the proportion of biologics in AstraZeneca’s pipeline from 7 percent to 27 percent and enlarges the total pipeline by 45 projects to 163 projects

•                                Diversifies and expands R&D capability to deliver a greater flow of new biologic products

Financial benefits

•                                Synergies from the acquisition of MedImmune and from related AstraZeneca activities are expected to be towards $500m per annum by 2009

•                                The acquisition is expected to be cash earnings enhancing in 2009

•                                The acquisition will be fully funded in cash, bringing improved financial efficiency through balance sheet leverage. Previously announced $4bn share buyback programme for 2007 unchanged

•                                Addition of attractive marketed products including ‘Synagis’ and ‘FluMist’ to AstraZeneca’s portfolio adds $1.2bn in sales.  Consensus sales growth for this portfolio is forecast at 12% CAGR to 2010

•                                Provides AstraZeneca with several other substantial assets, including a royalty stream on the sales of the HPV vaccines with estimated consensus peak sales of $5.5bn, potential milestones and royalties on MedImmune’s other licensed products and $1.5bn cash, including $89.4m relating to MedImmune Ventures investments at book value

People

•                  Strong desire to retain employees and maintain culture, with emphasis on retaining key talent and critical skills

•                  One-time retention grant for employees

•                  David M. Mott, the Chief Executive Officer and President of MedImmune, and James F. Young, Ph.D., the President, Research and Development of MedImmune, have committed to remain with MedImmune and it is expected that other members of MedImmune’s senior management will stay with the company following the closing

•                  David M. Mott will take a leadership role within AstraZeneca

Commenting on the Offer, David Brennan, Chief Executive Officer of AstraZeneca, said:

“This acquisition represents a transformational step to deliver our biologics strategy sooner than anticipated. It creates a leading fully integrated biologics and vaccines business with critical mass and enhances AstraZeneca’s R&D science base through which we will deliver a stronger product pipeline.

MedImmune adds an exciting existing pipeline, including 2 late-stage products, great expertise in biologic drug development and state of the art manufacturing facilities.

We look forward to welcoming MedImmune’s employees into AstraZeneca and are excited by the potential to create significant value for all our shareholders, employees and patients that this acquisition brings.”

David M. Mott, CEO and President of MedImmune, said:

“After conducting a full and open process, whereby we evaluated potential interest in the value we have built over our 19 year history, we are very pleased to become a part of AstraZeneca.  We believe that this transaction is in the best interest of all parties, including shareholders, employees and ultimately patients. The potential to harness the combined skills and capabilities of MedImmune, AstraZeneca and CAT and take our combined world class biologics capabilities to the next level, is very exciting and a challenge to which I am personally committed.”

The Transaction

The acquisition is structured as an all cash tender offer for all outstanding shares of MedImmune common stock followed by a merger in which each remaining untendered share of MedImmune would be converted into the same $58 cash per share price paid in the tender offer. The acquisition is subject to the satisfaction of customary conditions, including the tender of a majority of the outstanding MedImmune shares on a fully-diluted basis and the expiration or earlier termination of the Hart-Scott-Rodino waiting period and other regulatory approvals. The tender offer will be commenced within 10 working days and is expected to close in June 2007, unless extended. The tender offer is not subject to a financing contingency.

The acquisition price represents a premium of approximately 53.3% to MedImmune’s closing share price of $37.84 on 11th April, 2007, this being the last business day prior to MedImmune’s announcement to explore strategic alternatives.

The transaction has been unanimously recommended by the Board of Directors of MedImmune.

The acquisition will be effected pursuant to a merger agreement. The merger agreement contains certain termination rights for each of AstraZeneca and MedImmune and further provides that, upon termination of the merger agreement under specified circumstances, MedImmune may be required to pay AstraZeneca a termination fee of $450 million.

Financing

The total consideration for the acquisition of MedImmune amounts to approximately $15 billion in cash. AstraZeneca will draw from a committed banking facility in the amount of $15 billion to provide the initial financing for the acquisition.

Additional Information

The tender offer described in this press release has not yet commenced, and this press release is neither an offer to purchase nor a solicitation of an offer to sell MedImmune common stock. Investors and security holders are urged to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer described in this press release when they become available because they will contain important information. The tender offer statement will be filed by AstraZeneca and a subsidiary of AstraZeneca with the Securities and Exchange Commission (“SEC”), and the solicitation/recommendation statement will be filed by MedImmune with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by AstraZeneca or MedImmune with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials may be obtained for free by directing such requests to AstraZeneca (Investor Relations) at +44 (0) 207 304 5000. The solicitation/recommendation statement and such other documents may be obtained by directing such requests to MedImmune (Investor Relations) at 301-398-4358.

Enquiries:

AstraZeneca
Media Enquiries:
Steve Brown / Edel McCaffrey (London)	(020) 7304 5033/5034
Staffan Ternby (Sweden)	(8) 553 26107
Emily Denney (Wilmington)	(302) 885 3451
Analyst/Investor Enquiries:
Jonathan Hunt / Mina Blair / Karl Hård (London)	(020) 7304 5087/5084/5322
Staffan Ternby (Sweden)	(8) 553 26107
Ed Seage / Jorgen Winroth (US)	(302) 886 4065/(212) 579 0506
Merrill Lynch (Financial Adviser to AstraZeneca)	+44 (0) 20 7628 1000
Richard Girling
Deutsche Bank (Joint Corporate Broker to AstraZeneca)	+44 (0) 20 7545 8000
Charlie Foreman
Goldman Sachs (Joint Corporate Broker to AstraZeneca)	+44 (0) 20 7774 1000
Phil Raper

MedImmune
Media Enquiries:
Lori Weiman	240-372-4829
Jamie Lacey	301-398-4035
Analyst/Investor Enquiries:
Pete Vozzo	301-398-4358

AstraZeneca will be holding an analyst presentation by webcast and teleconference as follows:

Presentation

The presentation will be available 15 minutes prior to the start of the analysts’ teleconference/webcast.

Audio webcast

The webcast will start at 11:30 BST.

Teleconference details

11:30 BST, 12:30 CEST, 06:30 EDT

There will be an interactive Q&A session

UK freephone	0800 559 3272
US freephone	+1 886 239 0753
Sweden freephone	0200 887 737
International	+44 (0)207 138 0815
Journalists are invited to listen only on	+44 (0)207 138 0810

A replay facility will be available from 15.30 BST on 23rd April 2007

UK freephone	0800 559 3271
US freephone	+1 866 239 0765
Sweden freephone	0200 887 740
International	+44 (0)207 806 1970
Replay passcode	1880494#

Not for release, publication or distribution, in whole or in part, in, into or from Australia, Canada or Japan

The following electronic mail message was sent to all employees of MedImmune, Inc. on April 23, 2007 by David Mott, Chief Executive Officer, President and Vice Chairman of MedImmune, Inc.:

Dear Fellow Employees:

Earlier this morning, the attached press release was issued announcing that MedImmune and AstraZeneca entered into a definitive agreement under which AZ intends to acquire MedImmune in an all cash transaction at $58 per share, or about $15.2 billion.  At noon eastern time today, we will hold a company meeting to review the details of the proposed transaction, including the full and open evaluation process that led us to this point.  I will also talk to you about AstraZeneca — and the personal commitment that I have in taking the combined world class biologics capabilities of MedImmune, AstraZeneca and Cambridge Antibody Technologies to the next level.  I want to emphasize that in the view of the board — which unanimously voted in favor of this transaction — and the management team, this merger is in the best interest of all parties, including shareholders, employees and patients.  AstraZeneca has stated their “number one priority is the retention of MedImmune’s staff.”  You should each take this as a compliment to the value you bring to MedImmune every day, and embrace this change as a positive new opportunity for you and the company.

I look forward to speaking with you soon and encourage you to ask questions today and in the days ahead as we work to bring this transaction to a close.

Regards,

David Mott

The following presentation slides were used at the Company meeting held on April 23, 2007 and led by David Mott, Chief Executive Officer, President and Vice Chairman of MedImmune, Inc.:

Company Meeting April 23, 2007

The Facts Announced signing of agreement for MedImmune to be acquired by AstraZeneca (AZ) Cash offer of $58 per share We go forward “business as usual” – with greater access to resources to fuel future growth Function as AZ’s worldwide biologics and vaccines business Current management will continue to manage operation as a part of AZ

Why did MedImmune do this? Delivering on our responsibility to act in the best interest of all shareholders Expression of interest by several major pharma companies in the value we have created Dissatisfaction expressed recently by certain shareholders on short-term stock price performance Believed we could deliver good outcome for all stakeholders — shareholders, employees, patients

Who is AstraZeneca? Leading worldwide pharmaceutical company headquartered in the U.K. Products in 6 disease areas: cardiovascular, inflammation & respiratory; oncology; neuroscience; infection; gastro-intestinal $26.5 billion annual revenues; $90B market cap 66,000 employees worldwide; 12,000 in R&D $16M spent every working day on R&D Fortune’s 2007 “100 Top Best Companies to Work For” Working Mother’s 2006 “Top 100 Companies” 27 manufacturing sites in 19 countries Extensive sales and marketing network in 100+ countries

AstraZeneca’s Mission and Values Consistent with MedImmune’s Core purpose: “Making the most meaningful difference to patient health through great medicines” Key convictions: valued medicines, customer-centric mindset, lean and agile organization, and responsible leaders who make every interaction count

AstraZeneca Vision A company known to make real difference where it matters through great medicines A company that understands customers like no one else A company that takes a lead and can remake itself in a challenging world A company of responsible leaders

What Does AZ Get Out of This? Acquisition delivers on AZ’s stated ambition of expanding its biologics business Profitable biotech business entering robust growth stage Critical mass in research, development, regulatory and manufacturing Complimentary fit with CAT Significantly strengthens pipeline High quality people, strong culture and organizational fit

Key Principles of Future Success AZ’s Stated Philosophy Maintain and build on integrity and capabilities Live our core values Learn from our partners Leverage skills and capabilities Take time to get things right

What This Means for You Greater resources and broader opportunities AZ has stated that “it is our number one desire to retain MEDI staff and maintain its culture” One time retention grant for employees that are here one year following deal closing Transition team from both companies will determine future operating model Severance benefits for employees not retained during first year of at least six months of current base salary

Other Key Employment Facts Options fully vest upon closing Other benefit programs (401k, insurance, tuition reimbursement, etc.) Remain same between now and closing Comparable programs expected to be in place after close

What Happens Next? Tender offer to stockholders Deal closes quickly if >90% of shares turned in for cash If <90% turn in their shares, we hold a shareholder meeting to complete transaction Anti-trust clearance needed in several countries Process expected to close in June

What Should You Do? Stay focused on your priorities MEDI is an attractive asset because of our products, pipeline and our people – you! Trust that you are wanted All individuals will be treated fairly, consistent with our core values Ask questions – we want to know what is on your mind Be patient – information will be delivered as quickly and directly as possible when available Be positive – this is in the best interest of employees, shareholders and patients

How will you know what’s going on? Corporate communications Emails from management Intranet information Press releases Next company meetings Questions? Employee communications team Toni Stiefel, Jim Elliott, Leslie Harris, and Holley Kee Email questions to “employeeQA” Your supervisor or department VP Your HR business partner

Notice to Investors

The information contained in this filing is neither an offer to purchase nor a solicitation of an offer to sell shares of MedImmune.  MedImmune stockholders are urged to read the relevant tender offer documents when they become available because they will contain important information that stockholders should consider before making any decision regarding tendering their shares.  At the time the offer is commenced, AstraZeneca will file tender offer materials with the U.S. Securities and Exchange Commission, and MedImmune will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the offer.  The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the tender offer.  The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available for free at the U.S. Securities and Exchange Commission’s web site at www.sec.gov, at AstraZeneca’s website at www.astrazeneca.com or at MedImmune’s website at www.medimmune.com.